Exhibit 99.2

Global Ship Lease, Inc. Announces Upsizing and Pricing of Public Offering of Class A Common Shares

LONDON, September 26, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE:GSL) (“Global Ship Lease” or the “Company”) announced today that it has upsized and priced its previously announced fully underwritten public offering (the “Offering”) of $40.0 million Class A common shares, par value $0.01 per share (“Common Shares”).  The Company has agreed to sell 6,620,686 Class A common shares, at $7.25 per share, for gross proceeds to the Company of approximately $48.0 million.  The Company also granted the underwriter a 30-day option to purchase up to an additional 993,102 Common Shares at the public offering price. As part of the offering, the Company’s executive management has agreed to purchase 168,965 Common Shares at the public offering price, representing an aggregate purchase price of approximately $1.225 million.

The Offering is expected to close on October 1, 2019, subject to customary closing conditions. The Company intends to use the net proceeds of the offering for general corporate purposes, including the acquisition of containerships or the prepayment of debt.

B. Riley FBR, Inc. is acting as the sole book-running manager in the offering, and B. Riley Financial, Inc. and its affiliate (NASDAQ:RILY) (“B. Riley”) have agreed to purchase and retain approximately $15.0 million of Common Shares in connection with this offering.  The Company has agreed to grant B. Riley the right to appoint one member to the Company’s Board of Directors, subject to certain conditions, including retaining a certain percentage of voting rights of the Company.

The Company’s Common Shares trade on the New York Stock Exchange under the symbol “GSL.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A registration statement relating to these securities was filed with the Securities and Exchange Commission (the “Commission”) and is effective. The offering may be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained from the offices of B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington, VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.

About Global Ship Lease, Inc.
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 40 ships and has contracted to purchase a further ship, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 11.9 years as at June 30, 2019.

The average remaining term of the Company’s charters at June 30, 2019, including subsequent new charters, options to extend which are under the Company’s control, and assuming the mid-point of the redelivery period, was 2.9 years on a TEU-weighted basis. Contracted future revenue on this basis was $835.4 million. Contracted future revenue was $916.4 million, including options to extend which are under charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.3 years.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701

or

Leon Berman
212-477-8438

Source: Global Ship Lease, Inc.